[redacted]

11021167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 15 2011 WASH, D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Kelly 212-412-2305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BANU DENIZ GUNEY
Notary Public - State of New York
NO. 01GU6218072
Qualified in New York County
My Commission Expires 1/3/2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc. and Subsidiary
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. (the "Company") and its Subsidiary at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 11, 2011

Barclays Capital Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2010

(in millions, except share data)

Assets		
Cash and cash equivalents	$	522
Cash and securities segregated for regulatory and other purposes		5,544
Collateralized agreements:		
Securities purchased under agreements to resell		159,454
Securities borrowed		53,348
Securities received as collateral (includes $15,546 pledged as collateral)		15,705
Financial instruments owned, at fair value (includes $65,636 pledged as collateral)		79,361
Receivables from brokers, dealers and clearing organizations		7,250
Receivables from customers		8,223
Accrued interest and dividend receivables		383
Other assets		317
Total assets		330,107
Liabilities and Stockholder's Equity		
Collateralized financings:		
Securities sold under agreements to repurchase	$	225,105
Securities loaned		17,585
Obligation to return securities received as collateral		15,705
Financial instruments sold, but not yet purchased, at fair value		43,996
Payables to brokers, dealers and clearing organizations		6,464
Payables to customers		9,247
Short-term borrowings		218
Accrued interest and dividend payables		293
Other liabilities		1,651
Total		320,264
Commitments and Contingencies (see Note 15)		
Subordinated debt		2,500
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		6,085
Retained earnings		1,267
Accumulated other comprehensive loss, net of tax		(9)
Total stockholder's equity		7,343
Total liabilities and stockholder's equity	$	330,107

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer, investment advisor and futures commission merchant ("FCM"), commodity pool operator, and commodity trading advisor. The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Chicago, Dallas, Greenwich, Houston, Los Angeles, Media, Menlo Park, Miami, New York, Palm Beach, Philadelphia, San Juan, San Francisco, Santa Monica, Seattle, Washington D.C., and Wells, ME. The Company also has registered branch offices internationally in Buenos Aires, Argentina and Montevideo, Uruguay. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

The Consolidated Financial Statements include the accounts of Barclays Capital Inc. and its wholly-owned subsidiary, Barclays Business Credit LLC ("BBC"). The Company's direct parent and sole stockholder is Barclays Group U.S., Inc. ("BGUS"). BGUS is a wholly owned subsidiary of Barclays Bank PLC ("BBPLC") and is ultimately owned by Barclays PLC ("BPLC"). Both BBPLC and BPLC are United Kingdom companies.

The Company is BBPLC's "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. In its capacity as a broker-dealer, the Company clears derivative products for clients and affiliates on certain exchanges, including the Chicago Mercantile Exchange. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, and other corporate related securities and securities lending. The Company is also a primary dealer in U.S. government securities.

The Company has investment banking, capital markets, and private investment management businesses in the United States.

Barclays Wealth is the wealth management division of BBPLC, operating through the Company in the Americas. Barclays Wealth in the Americas provides high net worth clients with brokerage and investment management services.

BBC is a wholly-owned subsidiary of the Company (the "Subsidiary"). The Subsidiary previously engaged in economic hedging for the Company by taking positions in interest rate swaps with BBPLC. As of December 31, 2010, the Subsidiary is no longer a counterparty to these interest rate swaps. The Subsidiary has also historically managed a portfolio of leveraged leases. As of December 31, 2010, BBC only had one remaining lease.

2. Significant Accounting Policies

Basis of Presentation
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2010 have been made.

Use of Estimates
Preparation of the Consolidated Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions. These estimates and assumptions

affect the reported amounts of assets and liabilities and certain disclosures at the date of the Consolidated Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than three months. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Collateralized agreements and financings
Collateralized agreements consist of Securities purchased under agreements to resell ("Resale agreements") and Securities borrowed. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase agreements") and Securities loaned. Collateralized agreements and financings are presented on a net-by-counterparty basis when transactions are executed in accordance with master netting agreements, have the same explicit settlement date and a right of setoff exists.

- **Resale and repurchase agreements**
  Resale and repurchase agreements, which are treated as collateralized financings in the Consolidated Statement of Financial Condition, are carried at the amounts at which the securities will subsequently be resold or repurchased, plus accrued interest, which approximates fair value. Resale agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in amounts in excess of the cash received or provided. The Company monitors the fair value of securities purchased and sold under agreements to resell/repurchase on a daily basis, with additional collateral obtained or refunded as necessary.

- **Securities borrowed and loaned**
  Securities borrowed and securities loaned which are treated as collateralized financings in the Consolidated Statement of Financial Condition, are carried at the amounts at which the securities will subsequently be returned, plus accrued interest, which approximates fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. With respect to securities loaned or borrowed, collateral in the form of cash or other collateral is generally in amounts in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

- **Securities received as collateral and Obligation to return securities received as collateral**
  When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be pledged or sold as collateral, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets, and (3) the Company does not maintain effective control through the ability to repurchase the transferred assets before their maturity, or have the ability to unilaterally cause the holder to return the transferred assets. For transfers that are not accounted for as sales, the financial assets remain in Financial instruments owned, at fair value, in the Consolidated Statement of Financial Condition and the transfers are accounted for as collateralized financing.

Assets or liabilities that arise from the Company's continuing involvement with financial assets transferred into securitization vehicles are measured at fair value under the Fair Value Option ASC 825, *Financial Instruments* ("ASC 825").

Variable Interest Entities
The Company accounts for variable interest entities ("VIEs") in accordance with ASC 810, *Consolidation* ("ASC 810"). VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses and receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs for which it is the primary beneficiary. The Company reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the Company is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events as outlined in ASC 810.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement, in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820").

The Company's Financial instruments owned, at fair value, and Financial instruments sold, but not yet purchased, at fair value, are reflected in the Consolidated Statement of Financial Condition on a trade date basis. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. In certain circumstances, where the Company acts as a market maker, derivative financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2: Quoted prices in markets that are not considered to be active, or financial instruments for which inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

- Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the Company's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The Company manages its exposure to credit risk and will price, economically hedge, facilitate and intermediate trades that involve credit risk. The Company records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the Company's own credit spread.

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to, yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates, and credit curves. In addition to market information, models also incorporate transaction details, such as maturity. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, constraints on liquidity, and unobservable parameters that are applied consistently over time.

Level 1 and level 2 Financial instruments, at fair value. In determining fair value of financial instruments in level 1 and level 2 of the fair value hierarchy, the Company separates its Financial instruments owned, at fair value and its Financial instruments sold, but not yet purchased, at fair value into two categories: cash instruments and derivative contracts.

The valuation techniques and significant inputs used in determining the fair values of cash instruments and derivative contracts classified within level 1 and level 2 of the fair value hierarchy are as follows:

- **Cash Instruments**
  The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include

certain U.S. government obligations, other sovereign government obligations, actively traded listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency obligations, investment-grade corporate bonds, certain mortgage products, less liquid publicly listed equities, and state, municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy, and may be adjusted to reflect illiquidity and or non-transferability, which are generally based on available market evidence, and may incorporate management's best estimate based on available market evidence.

- **Derivative Contracts**
  Derivative contracts can be exchange-traded or over-the-counter ("OTC"). Exchange-traded derivatives, including equity options, typically fall within level 1 or level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which are calibrated to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives, including to-be-announced ("TBA") contracts, are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

  In accordance with guidance under ASC 210-20, *Offsetting*, ("ASC 210-20"), where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Statement of Financial Condition. Net presentation of derivative assets and liabilities, and any related cash collateral, does not impact the classification of the derivative instruments within the fair value hierarchy.

Level 3 Financial instruments, at fair value. Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no

price transparency. Such instruments include less liquid corporate debt securities (including distressed debt instruments), certain types of equities, and less liquid mortgage-backed securities and asset–backed securities. Absent evidence to the contrary, instruments classified within level 3 of the fair value hierarchy are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below. Regardless of methodology, valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. Valuations are further corroborated by values realized upon sales of the Company's level 3 assets. When observable inputs are not available, the Company uses market valuation techniques to record assets and liabilities at fair value. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument and derivative contracts classified within level 3 of the fair value hierarchy are as follows:

- **Equities and convertibles.** For equities and convertibles, the level 3 population is comprised of convertible bonds. The valuation or significant inputs are obtained from various market data sources and applied to the positions.

- **Corporate debt securities.** Valuations are generally based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market yields, and recovery assumptions. The significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to credit default swaps that reference the same underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotes are available.

- **Mortgage-backed and other asset-backed securities.** Securities backed by real estate or collateralized by specific assets, may be tranched into varying levels of subordination. Due to the nature of these instruments, valuation techniques vary by instrument, but are generally based on relative value analyses, discounted cash flow techniques and a combination thereof.

  For securities backed by commercial real estate or by specific assets, significant inputs for these valuations include transactions in both the underlying collateral and instruments with the same or substantially the same underlying collateral, credit default swap prices, current levels and trends of market indices (such as the CMBX), market yields, and other factors (such as the operating income generated by the underlying collateral) which are used in determining the amount and timing of expected future cash flows.

  Valuations of securities backed by residential real estate are based on both proprietary and industry recognized models (including Intex and Bloomberg), and discounted cash flow techniques. The most significant inputs to the valuation of these instruments are rates and timing of delinquencies, the rates and timing of prepayments, and default and loss expectations, which are driven in part by housing prices. The significant inputs are determined based on relative value analyses, which incorporate comparisons to

instruments with similar collateral and risk profiles, including relevant indices such as the ABX.

Customer Securities Transactions
Customer securities transactions are recorded on a settlement date basis in the Consolidated Statement of Financial Condition. Securities owned by customers, including those that collateralize margin or other similar transactions, and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Consolidated Statement of Financial Condition. However in the event of fails to deliver or receive, the Company records corresponding Receivables from customers or Payables to customers, respectively. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Receivables from and payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive, margin balances, deposits at clearing organizations, and amounts related to unsettled securities trading activity.

Receivables from and Payables to Customers
Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the Consolidated Statement of Financial Condition.

Share Based Compensation
The Company applies ASC 710, *Compensation – General* ("ASC 710"), which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits
The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). ASC 715 requires an entity to recognize in its Consolidated Statement of Financial Condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.

Income Taxes
Tax provisions are computed in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's deferred tax assets and tax liabilities are presented on a net basis as a component of Other assets in the Consolidated Statement of Financial Condition.

The Company and its Subsidiary are included in the federal consolidated income tax return of BGUS. The Company and its Subsidiary file state and local income tax returns in New York State and New York City, as well as other state and local jurisdictions, with affiliated companies. The Company has an intercompany tax sharing agreement with BGUS under which it computes and settles its current and deferred income tax receivable/payable on a periodic basis through its account receivable/payable with BGUS.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are measured in the Consolidated Statement of Financial Condition at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Developments

Disclosures about the credit quality of financing receivables and the allowance for credit losses
In July 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-20, *Disclosures about the credit quality of financing receivables and the allowance for credit losses.* ASU No. 2010-20 addresses concerns about the sufficiency, transparency, and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. ASU No. 2010-20 requires that entities disclose information at disaggregated levels, specifically defined as "portfolio segments" and "classes." Among other things, the expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables (including their aging) as of the end of a reporting period. Certain finance receivables that were modified during a reporting period and those that were previously modified and have re-defaulted require enhanced disclosures. For nonpublic entities, the disclosures are effective for interim and annual periods ending after December 15, 2011. The adoption of this standard is not expected to have a material effect on the Company's Consolidated Statement of Financial Condition.

Accounting for Share Based Awards – Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades
In April 2010, the FASB issued ASU No. 2010-13, *Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades* – an update to ASC 718 *Compensation.* This ASU clarifies that if the exercise price of a share based payment is denominated in the currency of a market in which a substantial portion of the entity's equity securities trades, the award shall not be classified as a liability if it otherwise qualifies for equity classification. ASU No. 2010-13 is effective for fiscal quarters beginning on or after December 15, 2010. The adoption of this standard is not expected to have a material effect on the Company's Consolidated Statement of Financial Condition as the Company's current accounting is in compliance with this guidance.

Accounting for Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU No. 2010-11, *Derivatives and Hedging: Scope Exception Related to Embedded Credit Derivatives.* This pronouncement clarifies that the scope exception within ASC 815 – Derivatives and Hedging, related to embedded credit derivatives only applies to the transfer of credit risk in the form of subordination of one financial instrument to another. All other embedded derivatives would need to be analyzed for bifurcation in accordance with ASC 815. ASU No. 2010-11 is effective for the Company's 2010 Consolidated Statement of Financial Condition. This standard did not have a material effect on the Company's Consolidated Statement of Financial Condition.

Fair value measurements and disclosures – Improving disclosures about fair value measurements

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements.* ASU No. 2010–06 requires additional disclosures about activity that occurred during the year related to assets classified within level 3 fair value measurements as well as transfers in and out of level 1 and level 2 fair value measurements. In addition, it provides clarification to existing guidance, specifically requiring disaggregation of assets classes within the existing ASC 820 disclosures and requiring expanded information on inputs and valuation techniques. The new requirements are effective for the Company's 2010 Consolidated Statement of Financial Condition, except for the level 3 rollforward on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Company adopted this guidance, except for the level 3 rollforward on a gross basis, for the year ended December 31, 2010. Additional disclosures required upon adoption of this ASU are included in Notes 2 and 4. The requirement to present the level 3 rollforward on a gross basis is not yet effective and is therefore not included in the Company's Consolidated Statement of Financial Condition.

Accounting for transfers of financial assets and consolidation of variable interest entities

In June 2009, the FASB issued ASU No. 2009-16, *Accounting for Transfers of Financial Assets,* and ASU 2009-17, *Consolidations, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities.* ASU No. 2009-16 eliminates the concept of a qualified special purpose entity ("QSPE"), changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. ASU No. 2009-17 changes the determination of when a VIE should be consolidated. Under ASU No. 2009-17, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. ASU No. 2009-16 and ASU No. 2009-17 are effective for fiscal years beginning after November 15, 2009. The Company adopted ASU Nos. 2009-16 and 2009-17 as of January 1, 2010 and reassessed whether it was the primary beneficiary of any VIEs in which it had variable interest. The adoption of this standard did not have a material effect on the Company's Consolidated Statement of Financial Condition. Additional disclosures required upon adoption of the ASU are included in Note 5.

3. Cash and Securities Segregated for Regulatory and Other Purposes

Cash and cash equivalents of $2,677 million are segregated under the Commodity Exchange Act. Additionally, cash of $2,867 million is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act and for the reserve requirement for Proprietary Accounts for Introducing Broker-Dealers ("PAIB") (for further discussion, see Note 20 "Regulatory Requirements").

4. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral and financial instruments sold, but not yet purchased, at fair value under ASC 820 as of December 31, 2010 (in millions):

	Financial instruments owned	Financial instruments sold, but not yet purchased
Money market instruments	$ 1,949	$ -
Governments and agencies:		
Government securities	20,028	29,379
Agency securities	41,059	6,587
Mortgage and other ABS:		
Commercial mortgage-backed securities	1,314	-
Residential mortgage-backed securities	1,181	-
Other asset-backed securities	944	4
Corporate debt securities	5,551	1,750
Equities and convertibles	5,622	4,477
Derivative contracts, net:		
Equity options	315	239
TBA contracts	1,397	1,553
Other	1	7
	$ 79,361	$ 43,996

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver either a specified security or cash at a contracted price. The Company has recorded this liability in the Consolidated Statement of Financial Condition as of December 31, 2010, at fair value. However, these transactions are subject to market risk if the market price of these financial instruments increases subsequent to the date of the Consolidated Statement of Financial Condition. The Company seeks to limit this risk by holding offsetting financial instrument positions or other financial instruments.

Derivative Contracts

The fair value of derivative transactions is reported in the Consolidated Statement of Financial Condition as assets or liabilities in Financial instruments owned or Financial instruments sold, but not yet purchased, as applicable. Derivatives are presented at fair value in the table below on a gross basis, prior to the application of the impact of counterparty netting under ASC 210-20. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading activities. As part of the Company's risk management policies, the Company manages risks associated with derivatives on an aggregate basis. The Company uses industry standard derivative contracts whenever appropriate.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2010. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets	Derivative Liabilities	Contract/ Notional
Equity options	$ 4,055	$ 3,979	$ 231,961
TBA contracts	1,397	1,553	316,726
Other	1	7	74,109
Gross fair value of derivatives contracts	$ 5,453	$ 5,539	$ 622,796
Counterparty netting	(3,740)	(3,740)	
Total included in Financial Instruments owned, at fair value	$ 1,713		
Total included in Financial Instruments sold, but not yet purchased, at fair value		$ 1,799	

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, for most derivative transactions, the notional amount is not exchanged but rather used as a reference to calculate payments.

As of December 31, 2010, the Company had no requirements to post additional collateral under derivative contracts, or terminate these transactions in the event of a reduction in the Company's long-term credit rating.

Fair Value Hierarchy
The following table presents the Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value as of December 31, 2010, by caption in the Consolidated Statement of Financial Condition and by the valuation hierarchy as described in Note 2 "Significant Accounting Policies" (in millions):

	Fair Value Measurements on a recurring basis as of December 31, 2010				
	Level 1	Level 2	Level 3	Netting and collateral[a]	Total carrying value
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 1,949	$ -	$ -	$ 1,949
Government and agencies:					
Government securities	10,774	9,254	-	-	20,028
Agency securities	-	41,059	-	-	41,059
Mortgage and other ABS:					
Commercial MBS	-	1,220	94	-	1,314
Residential MBS	-	628	553	-	1,181
Other ABS	-	843	101	-	944
Corporate debt securities	8	5,527	16	-	5,551
Equities and convertibles	4,667	941	14	-	5,622
Derivative contracts:					
Equity options	4,046	9	-	(3,740)	315
TBA contracts	-	1,397	-	-	1,397
Other derivatives	-	1	-	-	1
Total Financial instruments owned	$ 19,495	$ 62,828	$ 778	$ (3,740)	$ 79,361
Securities segregated for regulatory purposes	$ -	$ -	$ -	$ -	$ -
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Money market instruments	$ -	$ -	$ -	$ -	$ -
Government and agencies:					
Government securities	23,971	5,408	-	-	29,379
Agency securities	-	6,587	-	-	6,587
Mortgage and other ABS:					
Commercial MBS	-	-	-	-	-
Residential MBS	-	-	-	-	-
Other ABS	-	4	-	-	4
Corporate debt securities	1	1,743	6	-	1,750
Equities and convertibles	4,460	16	1	-	4,477
Derivative contracts:					
Equity options	3,979	-	-	(3,740)	239
TBA contracts	-	1,553	-	-	1,553
Other derivatives	-	7		-	7
Total Financial instruments sold but not yet purchased	$ 32,411	$ 15,318	$ 7	$ (3,740)	$ 43,996

[a] For a discussion on the Company's netting of derivative contracts, see Note 2, "Significant Accounting Policies".

On March 31, 2010, the Company transferred long and short assets with a fair value of $10,398 million and $4,390 million, respectively, from level 1 to level 2 due to widening bid-offer spreads and price dispersion observed in the market. The transfers between other levels were not significant.

5. Securitization Activities and Variable Interest Entities

Re-securitizations of residential and commercial mortgage-backed securities
The Company repackages assets and mortgage-backed securities by selling them into securitization vehicles that issue beneficial interests to investors. The securitization vehicles qualify as VIEs under ASU No. 2009-17. While the Company may retain interests in the securitized financial assets through holding tranches of the securitizations, the Company is generally not required to consolidate these VIEs as it does not have the power to direct the significant activities of the entities. The Company acts as underwriter of the beneficial interests that are sold to investors. The Company de-recognizes the transferred securities when it relinquishes control. The transferred assets are recorded at fair value prior to the.

For the year ended December 31, 2010, the Company sold securities with a fair value of $4,506 million (par value of $5,981 million) into securitization vehicles, of which $1,937 million were investment grade and $2,569 million were non-investment grade. Retained interests related to the Company's continuing involvement are recorded at fair value and are included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition. As of December 31, 2010, the Company recorded $525 million of retained interests in these securitizations, of which $330 million are investment grade and $195 million are non-investment grade. The maximum amount of loss that the Company is exposed to is the amount recorded related to these positions in the Consolidated Statement of Financial Condition as the Company has no other requirements to support these vehicles.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the Company's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions (in millions):

Mortgage-backed securities	
Fair value of retained interests	$ 525
Weighted Average Life (years)	2.91
Constant prepayment rate	8.07%
Impact of 10% adverse change	(11.02)
Impact of 20% adverse change	(13.70)
Discount rate	7.81%
Impact of 10% adverse change	(19.76)
Impact of 20% adverse change	(30.80)
Loss severity	54.26%
Impact of 10% adverse change	(19.62)
Impact of 20% adverse change	(27.99)

Loss severity is the percentage of the defaulted balance which is not covered by liquidation proceeds (recoveries) and therefore passed through as a loss to the securitization trust. It does not consider the probability of default as changes in the probability of default are not expected to

have a significant adverse effect on the securities held by the Company. Additionally, the preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. The impact of a change in a particular assumption is calculated independently of changes in any other assumption. Changes in fair value of the retained interests based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Agency securitizations

As part of the ordinary course of business, the Company owns interests in agency securitizations and other securitization vehicles established by third parties that it does not consolidate as it does not have the power to direct the significant activities of those entities under ASU 2009-17. During the year ended December 31, 2010, the Company sold $51,541 million of U.S. government agency-issued securities to the agencies that were placed into their securitization vehicles. The Company generally de-recognizes those securities from its Consolidated Statement of Financial Condition as it has relinquished control over those securities. However, during 2010, the Company sold approximately $1,912 million of U.S. government agency-issued securities to be included in agency securitizations and in connection with the transfer, retained a call option that allowed it to re-acquire the assets at some point post securitization at a fixed price. As such, the Company did not relinquish control over the transferred assets and was required to continue to record the transferred assets in its Consolidated Statement of Financial Condition. During the year ended December 31, 2010 the Company exercised certain call options and re-acquired $1,156 million of the transferred assets. Additionally, the Company sold a majority of the remaining call options to BBPLC which, due to the fact that the Company no longer retained control over the transferred assets allowed it to de-recognize $746 million of securities. Due to the call options retained, the Company was unable to derecognize securities sold to agency securitizations in the amount of $10 million, and recorded a corresponding amount in Other liabilities for the cash received.

The Company's positions in and maximum exposure to loss in all agency securitization vehicles, including those established by third parties, as of December 31, 2010 was $5,267 million, and was recorded as Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition.

Municipal Securities Tender Option Bond ("TOB") Trusts

The Company forms customer TOB trusts through which customers finance investments in municipal securities. TOB trusts hold tax-exempt securities issued by state or local municipalities. The trusts are typically single-issuer trusts whose assets are purchased from the Company via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). The holder of the Residuals generally have the ability to direct decisions that significantly impact the economic performance of the TOB trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal bonds owned by that trust. Liquidity agreements are provided to the trust by BBPLC and the Company serves as remarketing agent for the Floaters. Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust and facilitates the reset of the Floater coupon, and tenders of Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell it to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year.

The Company considers the customer TOB trusts to be VIEs. The trusts are not consolidated by the Company because the third-party investors hold the Residual and Floater interests in the trusts and because the Company's involvement with the trusts is limited to its role as remarketing agent.

During the year ended December 31, 2010, the Company sold $952 million of its municipal bonds to the customer TOB trusts. The Company generally de-recognizes those bonds from its Consolidated Statement of Financial Condition as it has relinquished control over those securities. As of December 31, 2010 the Company held $33 million of the Floater inventory related to the customer TOB programs as part of regular remarketing activity, recorded as Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition.

6. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations, as reported in the Consolidated Statement of Financial Condition at December 31, 2010 consist of the following (in millions):

	Receivables from Brokers, Dealers and Clearing Organizations	Payables to Brokers, Dealers and Clearing Organizations
Securities failed to deliver/receive	$ 2,702	$ 3,353
Margin balances	4,436	2,497
Fees and commissions receivable/payable	21	258
Trade date payables, net (settlement)	-	222
Other	91	134
	$ 7,250	$ 6,464

7. Other Assets and Other Liabilities

At December 31, 2010, Other assets primarily consist of deferred state tax assets of $111 million, current state tax receivables of $65 million, identifiable intangible assets, which consists primarily of customer lists of $32 million, and loans to employees of $25 million. Other liabilities primarily consist of accrued compensation of $1,054 million, current federal tax liabilities of $201 million, and $105 million for accrued operating expenses.

8. Income Taxes

At December 31, 2010, the Company recorded $535 million of net deferred tax assets. This balance is comprised of deferred tax assets of $551 million resulting from temporary differences primarily related to deferred compensation and stock-based compensation. These deferred tax assets were offset by deferred tax liabilities of $16 million resulting from temporary differences primarily related to leases. Net federal deferred tax balances are recorded as accounts receivable from BGUS as a component of Other assets in the Consolidated Statement of Financial Condition, and are settled on a periodic basis. Cumulatively, $425 million of net federal deferred tax assets have been settled with BGUS.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. No valuation allowance is recorded at December 31, 2010 because the Company believes the net deferred tax assets will more-likely-than-not be realized.

The Company's unrecognized tax benefits, including interest of $18 million, are recorded in the Consolidated Statement of Financial Condition as current income taxes payable, included in Other liabilities. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. In connection with the Lehman acquisition, and due to the complexities involved with the transaction, there are potentially material tax uncertainties which could have a significant impact in the Company's unrecognized tax benefits.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any change in uncertain tax positions could have a significant impact on the Company's Consolidated Statement of Financial Condition.

BGUS's federal corporate income tax returns for the years 2006 and after remain subject to examination. The Company and its Subsidiary filed combined and unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for the years 2006 and after.

9. Short-Term Borrowings

At December 31, 2010, short-term borrowings consist of uncollateralized loans payable to affiliates and third parties of $143 million and $19 million respectively, and bank overdrafts payable primarily to third parties of $56 million. The loans from affiliates bear interest at rates based on the London Interbank Offered Rate ("LIBOR"). The carrying value of these borrowings approximates fair value due to the short-term nature of the obligation.

10. Subordinated Debt

At December 31, 2010, the Company has subordinated debt with BGUS for $2,500 million which matures on July 16, 2014. Under the provisions of this loan, provided that the Company has not given written notification to the Financial Industry Regulatory Authority to cancel the rollover, an automatic one year rollover of the maturity date occurs within seven months of maturity. The loan bears interest at rates based on LIBOR. The carrying value of these borrowings approximates fair value.

11. Transactions with Affiliated Companies

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2010, the following balances with such affiliates were included in the Consolidated Statement of Financial Condition in the following line items (in millions):

Cash and cash equivalents	$ 16
Securities purchased under agreements to resell	80,238
Securities borrowed	6,129
Securities received as collateral	15,688
Financial instruments owned, at fair value	6
Receivables from brokers, dealers and clearing organizations	1,600
Receivables from customers	1,569
Accrued interest and dividend receivables	15
Other assets	9
Securities sold under agreements to repurchase	22,983
Securities loaned	12,593
Obligation to return securities received as collateral	15,688
Financial instruments sold, but not yet purchased, at fair value	9
Payables to customers	889
Payables to brokers, dealers and clearing organizations	1,031
Short-term borrowings	143
Accrued interest and dividend payables	24
Other liabilities	48
Subordinated debt	2,500

At December 31, 2010, the Company had an unsecured line of credit of $8,000 million with an affiliate, of which $113 million was utilized. The Company had a secured line of credit of $7,000 million with an affiliate, of which none was utilized.

During the year ended December 31, 2010, under its intercompany tax sharing agreement with BGUS, the Company settled $1,045 million of current and deferred federal income taxes.

As of December 31, 2010, the Company sold certain receivables related to investment banking clients to an affiliate at a fair value of approximately $224 million.

During the year ended December 31, 2010, the Company sold to BBPLC at a fair value of approximately $1,622 million the Company's rights and claims in respect of assets not yet received from Lehman Brothers as part of the 2008 acquisition of the North American businesses of Lehman Brothers. These assets had a carrying value of $1,610 million, and the difference between the fair value and the carrying value of $12 million was recognized as a capital contribution in the Consolidated Statement of Financial Condition. Refer to Note 15 for further discussion of this matter.

The Company is a beneficiary of letters of credit from BBPLC in the amount of $395 million related to certain margin requirements of the CME when trading commodities.

The Company has $92 million of its affiliates' securities on deposit with clearing organizations for trade facilitation purposes.

In the ordinary course of business BBPLC may be asked by third parties to guarantee performance of the Company in relation to futures trading or prime services financing activities.

During the year ended December 31, 2010, the Company remitted $1,000 million of its excess distributable retained earnings to BGUS as a cash dividend. As part of BBPLC's normal operations to ensure adequate capitalization across the firm, the Company is required to remit

all annual profits or any excess distributable retained earnings as a dividend to BGUS, unless the profit is required to support capital adequacy requirements. As part of a regular review of the Company's capitalization, it was determined that the distributable retained earnings were sufficient to support capital adequacy requirements and a dividend to BGUS.

During the year ended December 31, 2010, $220 million of employee loans due to the Company were repaid and reissued by BBPLC. The remaining balance of $25 million of employee loans was recorded in Other assets in the Consolidated Statement of Financial Condition.

12. Benefit Plans

Pension Plan

The Company and its Subsidiary provide pension benefits for eligible employees through a defined benefit pension plan of an affiliate. All eligible employees participate in the pension plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plan.

The following tables set forth the plan's activities for the year ended December 31, 2010 (in millions):

Funded Status at year end		
Projected benefit obligation at end of year	$	(81.8)
Fair value of plan assets at end of year		63.1
Funded status at year end	$	(18.7)

The liability of $18.7 million for the underfunded status is recorded in Other liabilities in the Consolidated Statement of Financial Condition.

Weighted-average assumptions used to determine Projected Benefit Obligations at December 31, 2010	
Discount rate	5.50 %
Rate of compensation increase	4.10 %

The expected rate of return on plan assets for 2011 is 5.75%. This rate of return on assets is determined by calculating a total fund return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as real rate of returns, inflation, credit spreads, equity risk premiums and excess return expectations.

The accumulated benefit obligation ("ABO") balance at December 31, 2010 was $76.8 million.

Plan Assets

Weighted-average plan asset allocations at December 31, 2010 and target for 2011, by asset category, are as follows:

Asset category	**December 31, 2010**
Equity securities	58 %
Fixed income securities	41 %
Other	1 %
	100 %

Asset category	**Target 2011**
Equity securities	60.00 %
Fixed income securities	40.00 %

The Company's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with the Company's contributions to the fund, will maintain the funds ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities and fixed income.

The Company's overall investment strategy includes a wide diversification of asset types and fund strategies. The target allocations for plan assets are 60% in equity securities and 40% in fixed income securities. Equity securities primarily include 46% principally located in the United States and 14% in non-U.S. developed markets. Fixed-income securities include 40% in U.S. corporate bonds.

Estimated Future Benefits Payments
The following benefit payments, which reflect future service, as appropriate, are expected to be paid (in millions):

2011	$ 1.7
2012	2.0
2013	2.1
2014	2.3
2015	2.6
Years 2016-2020	16.8

Contributions to be paid to the Plan in the next fiscal year amount to $4.2 million.

Fair Value Measurements
The following table sets forth the fair value of each major category of plan assets at December 31, 2010.

	Level 1	**Level 2**	**Level 3**	**Total**
Commingled Funds (a)	$ -	$ 63.1	$ -	$ 63.1
Total	$ -	$ 63.1	$ -	$ 63.1

(a) The commingled funds hold investments in Cash (1%), U.S. Equities (42%), Non-U.S. equities (16%), and U.S. aggregate fixed income (41%).

The Company's pension assets are invested in certain commingled funds that are managed by third party managers. These funds are classified within level 2 of the fair value hierarchy as although they do not have a quoted price in an active market, the net asset value is calculated based on significant observable inputs such as subscription prices, redemptions prices and other observable information. Securities and other assets held by the fund are valued using independent market quotations, defined as a quoted price in an active market for an identical security or asset.

In the event that a current level 1 or level 2 price is not readily available or is determined to not to reflect the current fair value of the security or asset, the funds pricing committee will determine the fair value of the security or asset based on certain factors, including but not limited to: (i) attributes specific to the security or asset; (ii) the principal market for the security or asset; (iii) the typical participants in the principal market for the security or asset; (iv) data assumptions by market participants, if reasonably available; (v) quoted prices for similar securities or assets in active markets; and (vi) other factors, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and/or default rates.

401(k) Contribution Plan

The Company has adopted the Barclays Bank PLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Eligible employees may elect to participate in the plan at any time during the year. Employees who formally elect to participate may contribute any amount from 2% to 50% of their base pay on a pre-tax basis each pay period, subject to Internal Revenue Service Limits. Additionally, employees who formally elect to participate may contribute 2% to 6% of their base pay on an after-tax basis to the 401(k) plan each pay period, subject to Internal Revenue Service Limits. The combined pre-tax and after-tax contributions may not exceed 50% of eligible compensation.

The Company matches all or a portion of employee pre-tax contributions through employer matching contributions. For every dollar an employee contributes on a pre-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60,000 or less). The matching contributions vest with the employee on a graduated scale based on completed years of service.

Postretirement

The Company follows ASC 715 which requires the recognition of postretirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of April 1, 1997 are eligible for postretirement benefits. The Company's AOCI balance was a loss of $1.4 million at December 31, 2010. The related accumulated projected benefit obligation ("APBO") at December 31, 2010 is $3.9 million.

Postemployment

The Company recognizes postemployment benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. The Company's AOCI balance was a gain of $0.5 million at December 31, 2010. The related obligation at December 31, 2010 is $2.6 million.

13. Share Based Compensation

BBPLC operates certain share schemes for its employees throughout the world, including the employees of the Company. Shares for distribution under these schemes are held by a trust and will be vested for individual employees when they satisfy specific vesting conditions. The

costs of these compensation schemes are funded in cash paid to BBPLC. The liabilities related to these share payments are recorded by the trust.

The Company makes recommendations on the compensation awards for its employees which are approved annually by the Remuneration Committee of BBPLC depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BBPLC stock. The main current share-related schemes from which the Company's employees benefit are as follows:

Executive Share Award Scheme ("ESAS")
For certain employees of the Company, an element of their annual bonus is in the form of a deferred award of a provisional allocation of BBPLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element, is dependent upon the business unit, BBPLC and individual employee performance. The ESAS element must be held for at least three years and is subject to potential forfeiture upon termination if certain conditions are met. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. Shares under this scheme qualify for dividends.

Incentive Share Plan ("ISP")
Incentive shares are granted to participants in the form of a provisional allocation of BBPLC shares, and vest upon achieving continued service after either two or three years. Participants do not pay to receive an award or to receive a release of shares. Incentive shares qualify for dividends. Dividend shares are released only at the discretion of the trustee.

Performance Share Plan ("PSP")
The PSP was approved by shareholders at the Barclays PLC 2005 Annual General Meeting ("AGM") to replace the Incentive Share Option Plan scheme. Performance shares are 'free' BBPLC shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. BBPLC's performance over a three-year period determines the final number of shares that may be released to participants. These shares generally vest over a performance period of three years. Dividend shares are released only at the discretion of the trustee.

Incentive Share Option Plan ("ISOP") – Closed Scheme
The ISOP is now a closed scheme. Options were granted at the market price at the date of grant calculated in accordance with the rules of the ISOP, and were normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. All options outstanding under ISOP have been fully vested. The final shares under the ISOP were granted in 2005 from which options are exercisable until 2015.

Share Value Plan ("SVP")
The Share Value Plan shares are granted to participants in the form of a provisional allocation of BBPLC shares, and vest upon achieving continuous service of one, two and three years. Participants do not pay to receive a reward or to receive a release of shares. Share Value Plan shares qualify for dividends. Dividend shares are released only at the discretion of the trustee. The SVP plan was implemented in 2010.

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of

options will lapse due to leavers. The number of options and restricted stock shares outstanding at December 31, 2010 is set forth below (in millions):

	ESAS [(a)]	ISP [(a)]	PSP [(a)]	ISOP [(a)]	SVP [(a)]
Outstanding at end of year	181.7	13.4	0.1	0.5	92.1
Of which are exercisable	0.1	-	-	0.5	-

(a) Options / shares granted relate to Barclays PLC shares.

14. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance-sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance-sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2010 may, in certain circumstances, be in excess of the amounts recognized in the Consolidated Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance-sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

15. Collateral, Commitments and Contingencies

Collateral

The Company receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivatives transactions and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into repurchase agreements, securities lending

agreements, and other secured financings, collateralizing derivative transactions and meeting the Company or customer settlement requirements. At December 31, 2010, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company that the Company was permitted to sell or repledge was $373,885 million, of which $349,193 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $184,285 million of securities collateral that was pledged under repurchase agreements which cannot be resold or repledged by the counterparty.

- $149,362 million of securities collateral that was pledged under repurchase and securities lending agreements which can be resold or repledged by the counterparty.

- $15,546 million of securities loaned against pledged securities transactions recorded as Securities received as collateral and a related Obligation to return securities received as collateral.

- $2,934 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company has $4,613 million of cash and $868 million of issued letters of credit on deposit with clearing organizations.

Financial instruments owned and pledged to counterparties that the counterparties have the right to resell or repledge are included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition and were $65,636 million at December 31, 2010.

(Unaudited)
On a month end basis, the Company's total assets varied between $330,107 million and $521,045 million during the year, largely as a result of the variation in the level of reverse repurchase agreements which varied between $159,455 million and $295,389 million. Also based on month end balances, the average total assets and average total repurchase agreements during the year were $424,015 and $226,747 million respectively.

Commitments
At December 31, 2010, the Company has committed $49,308 million in forward starting collateralized agreements, primarily resale transactions, and $11,943 million in forward starting collateralized financings, primarily repurchase transactions.

Contingencies
BBPLC, its parent BPLC (collectively with its subsidiaries, "Barclays") and various current and former members of BPLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated February 12, 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 ("ADS") offered by BBPLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays' portfolio of mortgage-related (including U.S. subprime-related) securities, Barclays' exposure to mortgage and credit market risk and Barclays' financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On January 5, 2011, the Court issued an order, and on January 7, 2011, judgment was entered, granting the defendants' motion to dismiss the complaint in its entirety and closing the case. On February 4, 2011, the plaintiffs filed a motion asking the Court to

reconsider in part its dismissal order, and that motion is pending. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on its financial statements, and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

On September 15, 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York ("the Court") by Lehman Brothers Holdings Inc. ("LBHI"), the SIPA Trustee for Lehman Brothers Inc. ("the Trustee") and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. ("the Committee"). All three motions challenge certain aspects of the transaction pursuant to which the Company and other Barclays companies acquired most of the assets of Lehman Brothers Inc. ("LBI") in September 2008 and the Court order approving such sale. The claimants seek an order voiding the transfer of certain assets to the Company; requiring the Company to return to the LBI estate alleged excess value the Company received, and declaring that the Company is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On November 16, 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against the Company based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On January 29, 2010, the Company filed its response to the motions. Barclays considers that the motions and claims against the Company are without merit and the Company is vigorously defending its position. On January 29, 2010, the Company also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the Court order approving the sale.

Approximately $3,993 million of the assets acquired as part of the acquisition had not been received by December 31, 2010, approximately $3,030 million of which were recognized as part of the accounting for the acquisition and are included in the balance sheet of BBPLC as at December 31, 2010. This includes approximately $1,622 million of assets sold to BBPLC by the Company as discussed in Note 11. This results in an effective provision of $963 million against the uncertainty inherent in the litigation.

On February 22, 2011, the Court issued its Opinion in relation to these matters. The Opinion calls for the parties to submit Proposed Orders that will implement the Opinion, and anticipates a possible status conference to resolve any potential differences between the parties regarding the final Order that should be entered. Any such Order should clarify the precise impact of the Opinion, and may include specific guidance regarding the treatment of specific types of assets. Such an Order may be the subject of further proceedings or appeals by one or more of the parties.

Barclays has considered the Opinion and the decisions contained therein and its possible actions with respect thereto. If the Opinion were to be unaffected by future proceedings, Barclays estimates that the maximum possible loss for Barclays, based on its worst case reading of the Opinion, would be approximately $3,955 million, after taking into account the effective provision of $963 million. Approximately $2,062 million of the $3,955 million maximum possible loss relates to exchange-traded derivative margin assets already received by the

Company, which the Company would have to return to the Trustee if the Opinion were to be unaffected by future proceedings. The remaining $1,893 million of the maximum potential loss relates to assets not yet received by BBPLC. Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

The Company is also involved in a number of judicial and arbitration matters arising in connection with the conduct of its business. The Company does not expect the ultimate resolution of any of such proceedings to have a significant adverse effect on the financial condition of the Company.

16. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*, Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in the underlying, that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options. Accordingly, the Company has disclosed information about certain written equity options that can potentially be used by clients to protect against changes in an underlying. The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to cash collateral or counterparty netting (in millions):

	Carrying Value of Net Liability	Maximum Payout/Notional
Equity Options	$ 1,168	$ 64,234

17. Counterparty Credit Risk Management

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with individuals and institutions including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to the transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

18. Estimated Fair Value of Financial Instruments

The Company's financial instruments owned and financial instruments sold, but not yet purchased are carried at fair value. The fair value is generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. Additionally, derivative contracts are carried at fair value which is recorded in the Consolidated Statement of Financial Condition in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value.

The Company estimates that the aggregate fair value of other financial instruments recognized in the Consolidated Statement of Financial Condition (including cash and cash equivalents, cash and securities segregated for regulatory purposes, resale and repurchase agreements, securities received as collateral, obligation to return securities received as collateral, securities borrowed, securities loaned, receivables and payables, certain other assets and other liabilities, and short-term borrowings) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

19. Subsequent Events

The Company evaluated subsequent events from January 1, 2011 through March 11, 2011, the date the Consolidated Financial Statements were available to be issued. The Company did not have any significant subsequent events to report.

20. Regulatory Requirements

The Company is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and, accordingly, is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC, which specify uniform minimum Net Capital requirements, as defined. The Company has elected to compute Net Capital in accordance with the "Alternative Net Capital Requirement" ("ANC") as permitted by Rule 15c3-1, under which the Company is required to maintain Tentative Net Capital, as defined, in excess of $6,000 million and minimum Net Capital, as defined, of the greater of $500 million or 2% of aggregate debit items. Additionally, the CFTC requires that an FCM maintain capital of the greater of 8% of customer maintenance margin requirements plus 8% of non-customer maintenance margin requirements, as defined, or $500 million. At December 31, 2010, the Company had tentative Net Capital of $8,066 million and Net Capital of $6,079 million, which was $5,389 million in excess of the amount required of $690 million.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for PAIB. The PAIB calculation is completed for a

correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their Net Capital calculation. At December 31, 2010, the Company had no reserve requirement for PAIB.

The Company is required to comply with sequestration requirements for certain cleared OTC derivatives accounts. At December 31, 2010 the Company held $30,838 million in sequestration which was $5,478 million in excess of the requirement of $25,360 million.

In connection with the acquisition of certain assets of Lehman Brothers, the Company was granted temporary permission by the SEC to apply the ANC methodology to compute the Net Capital requirements of a U.S. broker-dealer under Appendix E of Rule 15c3-1. The Company has submitted its application to the SEC to continue applying the ANC methodology on a permanent basis and is awaiting formal approval of that application.

As these accompanying Consolidated Financial Statements include the accounts of the Company and its Subsidiary, the amounts differ from those included in the Company's unaudited Form X-17a-5 Part II CSE report, filed with the SEC ("FOCUS"). The following summarizes the assets and liabilities of the Subsidiary included in the Consolidated Financial Statements, but not consolidated in the Company's FOCUS (in millions):

Assets	$ 37
Liabilities	(29)
Net worth	$ 8

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Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2010